MOL Plc.
Finance

JUL 25 2008

THOMSON REUTERS

RECEIVED

2008 JUL 23 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th July, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission [redacted]
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

08003953

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

INVESTOR NEWS

14 July 2008

MOL intends to launch a public offer for INA shares

Today MOL has notified the relevant bodies in Croatia about its intention to launch a voluntary public offer within the time period provided by the law for all of the shares of INA Industrija Nafte d. d. which are not owned by MOL or the Republic of Croatia acting in concert with it. The Government of Croatia and MOL have been continuing negotiations with respect to strengthening their strategic co-operation in the regional energy industry, including the future development and ownership of INA. Although these negotiations are still ongoing, with this public offer MOL intends to clearly express its commitment to INA and at the same time limit further speculations on the market.

MOL believes that further strengthening of the strategic partnership with INA could create significant value for all the stakeholders concerned. During the past 5 years since MOL became strategic partner of INA, it has been actively participating in the improvement of INA's business performance as well as in the increase of its transparency facilitating its restructuring in a socially responsible way. MOL is fully committed to the future development of all businesses of the company to solidify INA's position as the leading industry player in South-East Europe against a background of increasing regional competition. As a prime example, MOL has initiated the scope and budget increase for the modernization of INA's Rijeka and Sisak refineries to meet the most sophisticated European product standards.

MOL intimately knows the development potential of INA and is prepared to offer a fair and realistic price to all shareholders of the company. In addition, being a responsible entity, intends to provide clarity to the investors of INA and limit further speculations which have already disturbed the market significantly and could mislead investors regarding their expectations.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

14 July 2008

MOL has received OMV's action as well as the order of the Metropolitan Court

In the litigation initiated by OMV Clearing und Treasury GmbH („OMV") against MOL for qualifying shares as treasury shares and for the payment of difference of dividend after the 2006 financial year, MOL has received OMV's action as well as the order of the Metropolitan Court, in which the court has set the date of the first hearing to January 29th 2009.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

14 July 2008

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by OTP Bank Plc. on 14 July 2008, its direct and indirect influence in MOL increased to 9.46% on 11 July 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

11 July 2008

MOL transaction

MOL Plc. hereby informs the capital markets participants, that on 11 July 2008, according to the lending agreements MOL lent 8,757,362 MOL shares to OTP Bank Plc. and 4,513,271 MOL shares to MFB Invest Ltd. After the transaction MOL owns 181,100 "A" series and 578 "C" series MOL ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END